SIYATA MOBILE INC.

1001 Lenoir St. Suite A-414

Montreal, QC H4C 2Z6

September 7, 2020

Joseph Kempf

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siyata Mobile Inc.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted August 24, 2020
File No. 377-03097

Dear Mr. Kempf:

By letter dated August 31, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Siyata Mobile Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Registration Statement on Form F-1 filed on August 24, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Amendment No. 3 to Draft Registration Statement on Form F-1 filed on August 24, 2020

Recent Developments, page 3

1.	Complete the disclosure of the reverse stock split approved by shareholders on July 28, 2020 in the last bullet on page 3, page 7, and elsewhere as applicable. You should also disclose the reverse stock split and how you accounted for it in your financial statements under subsequent events

Response:

We have updated the Company’s Amendment No. 4 Registration Statement (the “Registration Statement”) to reflect that the exact amount of reverse stock split has not been approved by our Board of Directors and the for the purposes of the Registration Statement, we have assumed a reverse stock split of the authorized and outstanding common shares in the amount of 80-for-1. Accordingly, the reverse stock split will not be accounted for in our financial statements under subsequent events.

The reverse stock split has yet to be approved by the Board of Directors as at the date the financial statements were authorized for issue. In accordance with IAS 33.64, a retrospective adjustment only takes place “if these changes occur after the reporting period but before the financial statements are authorized for issue.” Since the transaction is yet to be approved by the Board, the reverse stock split remains contemplated as at the date the financial statements were authorized for issue and no disclosure is necessary.

Summary Financial Data, page 8

2.	Indicate in the line-item description that you are reporting a net loss per share, not diluted net income per share.

Response:

We have made the Staff’s requested edits in the Company’s Registration Statement.

Capitalization, page 41

3.	Please disclose why the issuance of $1,580 in new debentures resulted in total outstanding long-term debt increasing by only $217 on a pro forma basis.

Response:

The Company added a footnote on page 41, by the Total Outstanding Long-Term Debt line item on the Capitalization table, to disclose the information requested by the Staff.

4.	Indicate that the information is presented in thousands of Canadian $.

Response:

The Company supplemented the Registration Statement with the information requested by the Staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The Company acknowledges that

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Marc Seelenfreund

Chief Executive Officer

Siyata Mobile Inc.

1001 Lenoir St. Suite A-414

Montreal, QC H4C 2Z6

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